EXHIBIT 21

CONMED Corporation
Subsidiaries of the Registrant

Name	State or Country of Incorporation

Aspen Laboratories, Inc.	Colorado
CONMED Andover Medical, Inc.	New York
CONMED Endoscopic Technologies, Inc.	Massachusetts
CONMED Integrated Systems Canada ULC	Canada
CONMED Italia SrL	Italy
CONMED Receivables Corporation	New York
Consolidated Medical Equipment
Company S.de r.L. de C.V.	Mexico
Envision Medical Corporation	California
GWH Limited Partnership	Florida
Largo Lakes I Limited Partnership	Florida
Linvatec Corporation	Florida
Linvatec Austria GmbH	Austria
Linvatec Australia Pty. Ltd	Australia
Linvatec Biomaterials, Inc.	Pennsylvania
Linvatec Biomaterials, Ltd.	Finland
Linvatec Belgium S.A.	Belgium
Linvatec Canada ULC	Canada
Linvatec Deutschland GmbH	Germany
Linvatec Europe SPRL	Belgium
Linvatec France S.A.R.L.	France
Linvatec Korea Ltd.	Korea
Linvatec Nederland B.V.	Netherlands
Linvatec Spain S.L.U.	Spain
Linvatec U.K. Ltd.	United Kingdom
Linvatec Polska Sp. z.o.o	Poland